

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2011

Via E-Mail
Guy Archbold
Rackwise, Inc.
101 California Street
Suite 2450
San Francisco, CA 94111

> **Re: Rackwise, Inc. (f/k/a Visual Network Design, Inc.)**
> **Amendment to Current Report on Form 8-K Dated September 21, 2011**
> **Filed November 16, 2011**
> **File No. 000-54519**

Dear Mr. Archbold:

We have reviewed the above filing and your letter dated November 16, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 28, 2011.

General

1.   We note your response to prior comment 2. Please supplementally confirm that none of the cited reports was commissioned by, or prepared for, the company.

Description of Business, page 5

General

2.   We note your revisions in response to prior comment 3. However, based on your disclosure the solutions offered by your products remain unclear. Further enhance your disclosure to more clearly summarize what your comprehensive solutions are. In this regard, we note that you describe two products: Data Center Manager (DCM) and

Rackwise on Demand. Enhance your description of the four solution areas offered by DCM by describing, in plain English terms and in narrative format, the specific solutions listed under the following headings: Data Center Essentials; Data Center Intelligence; Data Center Optimization; and Data Center Business. Consider providing examples of how your products work to provide the listed solutions. Also, explain how Rackwise on Demand differs from DCM.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

3.   You state that the company's products "provide a complete set of solutions that have been previously unavailable relative to all physical aspects of the data center." However, based on your revised disclosure, including your "Competition" disclosure on page 9, it remains unclear how your product is unique or novel. Please review and revise your disclosure to ensure that your revised "Business" section discussion addresses the foregoing.

Liquidity and Capital Resources, page 26

4.   We note your response to prior comment 12 and your belief that you "have enough cash on hand to sustain [your] operations through February 2012." As previously requested, revise your disclosure to state clearly whether or not your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the Current Report. In this regard, if true, disclose prominently that you do not have sufficient resources to fund planned operations for the twelve-month period. We would expect your revisions to provide updated disclosure regarding your efforts to raise funds through subsequent closings of your private offering.

5.   We note your disclosure on page 42 that in connection with your 2009 financing agreement with Black Diamond, a related party, you entered into an agreement with Black Diamond pursuant to which the company agreed to pay $10,000 a month to Black Diamond for general business consulting. Please tell us whether this agreement is still in effect, as appears to be the case from disclosure on page F-32, and if so, explain how you considered these expenses in preparing your "Management's Discussion and Analysis" disclosure in general, and your "Liquidity and Capital Resources" disclosure in particular.

Critical Accounting Policies and Estimates

Revenue Recognition, page 31

6.   Your disclosure on page 7 indicates that you also offer DCM as a license purchase. It does not appear that your current policy disclosure discusses your revenue recognition

related to the license purchases. Please expand your policy accordingly.

7.   We have reviewed your revised disclosure in response to the second bullet point of prior comment 11. Please revise your disclosure of multiple element arrangements to distinguish your arrangements between when software is offered as a subscription and a license purchase. In addition, your current multiple element arrangements do not distinguish when the revenue is recognized for each element. Please revise accordingly.

8.   We note your response to the fourth bullet point of prior comment 11. Please expand your disclosures to clarify that you do not have any cancellation, termination or refund-type provisions.

Directors and Executive Officers, page 33

9.   We note your response to prior comment 14. However, your revised disclosure does not appear to address fully the referenced disclosure requirement. Please further revise your disclosure with respect to each director to indicate which of his specific skills or experience led to the conclusion that he should serve as a director, given the company's business and structure. In other words, in addition to discussing each director's skills and experience, please clarify how it was determined that such individual should serve as a Rackwise director. We again refer you to Item 401(e)(1) of Regulation S-K.

Recent Sales of Unregistered Securities, page 46

10.   We note your enhanced disclosure in response to prior comment 16. However, your disclosure does not clearly indicate which specific exemption from registration was relied upon with respect to each securities issuance disclosed. In this regard, clarify for each of the issuances whether you relied on Section 4(2), Regulation S, and/or Regulation D for the exemption. Revise your disclosure accordingly and ensure that your revised disclosure briefly states the facts relied upon to make the exemption available in the case of each issuance.

11.   We note your response to prior comment 17 indicating that you have disclosed all unregistered securities issuances by the company during the last three years. However, your disclosure does not appear to include (i) the issuance of 9 million shares to Scott Hughes in 2009 and (ii) the issuance of shares in connection with the August 2010 merger with Cahaba Pharmaceuticals, Inc. and related recapitalization. Please advise.

Notes to Financial Statements

Note 3 – Significant Accounting Policies

Concentration of Credit Risk and Significant Customers, page F-11

12.   We note your revised disclosures in response to prior comment 19. Please provide clarifying disclosures to state whether transactions with foreign customers are denominated in US dollars or in the local currency.

Note 5 – Intangible Assets, page F-14

13.   We have reviewed your response to prior comment 20. Your response is unclear to us in that your disclosure does not discuss the nature of the acquisitions made in the respective periods. Therefore, we repeat our prior comment to expand your footnote disclosure to discuss the nature of the acquisition of your intangible assets in 2010 and your interim period ended June 30, 2011. Refer to FASB ASC 350-30-50-1.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-3548 or me at (202) 551-3483 with any other questions.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Staff Attorney

cc: Via E-Mail
        Scott E. Rapfogel, Esq.